UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

              First State Financial Services, Inc.
                        (Name of Issuer)

                  Common Stock ($.01 Par Value)
                 (Title of Class of Securities)

                            336906102
                         (CUSIP Number)

B. Tyler Lincoln, Esquire, Stevens & Lee, 111 North Sixth Street,
Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 24, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP NO. 336906102

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box is a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC
5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               783,500

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               783,500

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          783,500

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          16.6%

14.  Type of reporting person
          HC   CO

                          SCHEDULE 13D

ITEM 1.  Security and Issuer.

          This Schedule 13D relates to shares of common stock, $0.01 par value, of First State Financial Services, Inc. ("FSFS"), a business corporation incorporated under the laws of the State of Delaware. The principal executive offices of FSFS are located at 1120 Bloomfield Avenue, West Caldwell, New Jersey 07007-2449.

ITEM 2.  Identity and Background.

          (a), (b), and (c). This Schedule 13D is filed by Sovereign Bancorp, Inc. ("Sovereign"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Sovereign is a holding company that owns all of the outstanding capital stock of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"), and Sovereign Community Bank ("Sovereign Community"). Sovereign's and Sovereign Bank's principal executive offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610. Sovereign Community's principal executive office is located at 521 Park Avenue, Freehold, New Jersey 07728.

          The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sovereign are as follows:

                                             Present Principal
Name                  Business Address       Occupation or Employment
Howard D. Mackey      191 N. Main Street     Retired Chairman
                      Boonton, NJ  07005     Charter FSB Bancorp, Inc.
                      (Residence Address)

Richard E. Mohn       1600 Comet Drive       President and Chief
                      Lancaster, PA  17601    Executive Officer
                                             Cloister Spring Water
                                              Company
                                             1600 Comet Drive
                                             Lancaster, PA  17601

Rhoda S. Oberholtzer  807 Lititz Pike        Retired Owner
                      P.O. Box 325           Stouffers of Kissel Hill
                      Lititz, PA  17543      (Grocery store chain)
                                             807 Lititz Pike
                                             P.O. Box 325
                                             Lititz, PA  17543

Patrick J. Petrone    430 Route 10           President
                      Randolph, NJ  07864    Charter Federal Savings
                                              Bank division of
                                              Sovereign Bank
                                             430 Route 10
                                             Randolph, NJ  07864

Daniel K. Rothermel   c/o Cumru Associates   President and Chief
                      P. O. Box 6573          Executive Officer
                      Wyomissing, PA 19610   Cumru Associates, Inc.
                                             P. O. Box 6573
                                             Wyomissing, PA 19610

G. Arthur Weaver      c/o George A. Weaver   Real estate and
                       Company                insurance executive
                      116 East Main Street   George A. Weaver
                      New Holland, PA 17557   Company
                                             116 East Main Street
                                             New Holland, PA 17557

Theodore Ziaylek, Jr. 10 West College Ave.   President
                      Yardley, PA  19067     Ziamatic Corp.
                                             10 West College Avenue
                                             P.O. Box 337
                                             Yardley, PA  19067

Jay S. Sidhu          1130 Berkshire Blvd.   President and Chief
                      Wyomissing, PA  19610   Executive Officer
                                             Sovereign
                                             President and Chief
                                              Executive Officer
                                             Sovereign Bank

Lawrence M. Thompson, 1130 Berkshire Blvd.   Chief Administrative
Jr.                   Wyomissing, PA  19610   Officer and Secretary
                                             Sovereign
                                             Chief Administrative
                                              Officer and Secretary
                                             Sovereign Bank

Karl D. Gerhart       1130 Berkshire Blvd.   Chief Financial Officer
                      Wyomissing, PA  19610   and Treasurer
                                             Sovereign
                                             Chief Financial
                                              Officer and Treasurer
                                             Sovereign Bank

          (d) and (e). Neither Sovereign nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds to be used by Sovereign in making a purchase of shares of common stock of FSFS, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13D relates, if and to the extent the Option is exercised, will be either cash on hand at Sovereign, dividends from Sovereign Bank, Sovereign Community and/or nonbank subsidiaries of Sovereign, a loan from an unaffiliated bank or other financial service company, or other borrowings. Sovereign has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

          Assuming the number of shares of FSFS common stock outstanding remains unchanged from the number issued and outstanding on June 24, 1996 (i.e., 3,938,815 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $10.00 per share, will result in the purchase of 783,500 shares for an aggregate purchase price of $7,835,000.

ITEM 4.  Purpose of Transaction.

          On June 24, 1996, Sovereign and FSFS entered into a Stock Option Agreement (the "Stock Option Agreement") in which FSFS granted to Sovereign the option (the "Option") (under certain circumstances, described in this Item 4) to purchase up to 783,500 shares of FSFS common stock at an exercise price per share (the "Option Price") equal to the lower of (i) $10.00 or
(ii) the lowest price per share that a person or group, other than Sovereign or an affiliate of Sovereign, paid or offers to pay after June 24, 1996 for FSFS common stock in a transaction constituting a Triggering Event (defined in this Item 4). The Option was granted in connection with the execution by Sovereign and FSFS of a definitive Agreement and Plan of Merger dated as of June 24, 1996 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein. The Merger Agreement provides for Sovereign's acquisition of FSFS through the merger of FSFS with and into Sovereign (the "Merger"). Upon consummation of the Merger, the registration of FSFS common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At closing or as soon thereafter as practicable, First DeWitt Bank, a wholly-owned subsidiary of FSFS and a federal savings bank ("First DeWitt"), will merge with and into Sovereign Bank, with Sovereign Bank surviving the merger (the "Bank Merger").

          Sovereign required FSFS to grant the Option as a condition to Sovereign entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Sovereign for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a third party acquires control of FSFS and (ii) increasing the likelihood that the Merger and the Bank Merger will be completed. The Option is exercisable only upon the occurrence of certain events that would jeopardize completion of the Merger, none of which has occurred as of the date hereof. These events (collectively, the "Triggering Events") are the following:

     (1) A person or group, other than Sovereign or an affiliate of Sovereign, (a) acquires beneficial ownership of 10% or more of the then outstanding shares of FSFS common stock (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission); (b) enters into an agreement or letter of intent with FSFS pursuant to which such person, group or any affiliate thereof would merge or consolidate, or enter into any similar transaction with FSFS, acquire all or substantially all of the assets or liabilities of FSFS or First DeWitt or acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 10% or more of the then outstanding shares of common stock of FSFS or First DeWitt (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission); (c) publicly announces a bona fide Proposal (as defined in Section 2 of the Stock Option Agreement) for any transaction of the type referred to in clause (b) hereof, and such Proposal is not Publicly Withdrawn (as defined in Section 2 of the Stock Option Agreement) at least 30 days prior to the meeting of stockholders of FSFS called to vote on the Merger, and stockholders of FSFS fail to approve the Merger by the vote required by applicable law or such meeting is canceled; or (d) makes a bona fide Proposal for any transaction of the type referred to in clause (b) hereof, and thereafter, but before such Proposal has been Publicly Withdrawn, FSFS willfully takes any action that would likely result in the failure of either Sovereign or FSFS to satisfy a material condition to the completion of the Merger or materially reduce the value of the transaction to Sovereign.

     (2) FSFS breaches, in any material respect, any binding term of the Merger Agreement or the Stock Option Agreement after a Proposal is made and before it is Publicly Withdrawn or publicly announces an intention to authorize, recommend or accept any such Proposal.

          The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger Agreement.

          The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 4.2.

ITEM 5.  Interest in Securities of the Issuer.

          (a). Based on 3,938,815 shares of FSFS common stock outstanding on June 24, 1996, Sovereign may be deemed the beneficial owner, in the aggregate, of 783,500 shares of FSFS common stock, all being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 783,500 shares would represent approximately 16.6% of shares of FSFS common stock outstanding upon issuance, assuming that no other shares are issued by FSFS, including shares issuable upon exercise of options outstanding for FSFS common stock. No person identified in Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of common stock of FSFS.

          (b). Sovereign will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of FSFS common stock that Sovereign may acquire upon exercise of the Option.

          (c). There were no transactions in the common stock of FSFS effected by Sovereign or by any person identified in
Item 2(a), (b) or (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d). No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of FSFS that may be deemed beneficially owned by Sovereign on account of this Option.

          (e). Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Merger Agreement and the Stock Option Agreement, neither Sovereign nor any person identified in
Item 2(a), (b) or (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of FSFS, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

          4.1  Agreement and Plan of Merger, dated as of June 24,
1996, between Sovereign Bancorp, Inc. and First State Financial
Services, Inc.

          4.2 Stock Option Agreement, dated June 24, 1996, between Sovereign Bancorp, Inc. and First State Financial
Services, Inc. (Attached as Exhibit 2 to the Agreement and Plan of Merger, which is attached hereto as Exhibit 4.1.)

                             Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 1996            SOVEREIGN BANCORP, INC.

                              By /s/ Lawrence M. Thompson, Jr.
                                Lawrence M. Thompson, Jr., Esquire
                                Chief Administrative Officer
                                  and Secretary